

FINANCIAL BANCSHARES, INC.

October 19, 2012

Mr. Craig Olinger
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
dcaoletters@sec.gov

Re: Crescent Financial Bancshares, Inc. Waiver Request

Dear Mr. Olinger,

I am writing today to request a waiver of the requirement to provide a full two years of audited financial statements for the Community Bank of Rowan ("Rowan") in the Crescent Financial Bancshares, Inc. ("Crescent" or the "Company") preliminary proxy on Form 14A. Specifically, Crescent seeks the staff's concurrence to provide audited financial statements for all but a period of approximately three and half months, for which unaudited financial statements will be provided. As discussed below, Crescent has encountered significant difficulties in being able to obtain an audit for that limited period and believes receipt of such an audit is impractical, and that providing unaudited financial statements for that period will not mislead investors.

Background

Crescent has filed a preliminary proxy to obtain a vote of its minority shareholders in a transaction whereby Crescent will merge with VantageSouth Bank ("VantageSouth"). Piedmont Community Bank Holdings, Inc. ("Piedmont"), a private company, acquired an 88% interest in Crescent in the November and December, 2011. Piedmont also owns 100% of VantageSouth, a private company, of which 62% was acquired in February and June, 2010 and the remaining 38% acquired in February 2012. Thus the merger will be accounted for as a merger of entities under common control. Additionally, Piedmont acquired 100% of the Community Bank of Rowan ("Rowan") in April 2011. Rowan was also a private company. In February 2012, Rowan was merged into VantageSouth and was accounted for as a merger of entities under common control. Thus, the combined financial statements of VantageSouth, adjusted to reflect retrospective application of the change in reporting entity resulting from the merger, will include the financial condition, results of operations and cash flows from Rowan for the period from April 19, 2011 forward.

Rowan was purchased by Piedmont from Capitol Bancorp Limited, a Michigan based public bank holding company ("Capitol Bancorp") on April 19, 2011. At the time of the transaction, Rowan's assets were approximately $140 million. Rowan's net loss for the period from January 1, 2011 through April 18, 2011 was approximately $1.0 million and its equity was approximately $8.7 million.

See below for a summary of relative asset and equity contributions of the affiliated banks as of the most recent year end.

($ in thousands)	Crescent Financial Bancshares, Inc.	VantageSouth Bank	Community Bank of Rowan	Combined after Crescent-VantageSouth Merger	ECB Bancorp, Inc.	Combined after Crescent-ECB Merger
Total assets	$834,503	$107,051	$142,531	$1,084,085	$944,266	$2,028,351
% of Total Assets	41%	5%	7%	53%	47%	100%
% of Pre-ECB Assets	77%	10%	13%	100%		
Total equity	$143,059	$9,120	$17,597	$169,776	$83,260	$253,036
% of Total Equity	57%	4%	7%	67%	33%	100%
% of Pre-ECB Equity	84%	5%	10%	100%		

Note 1 - Balances for Crescent, VantageSouth and Rowan are as of December 31, 2011, which was the last quarter end date prior to Vantage-Rowan merger, and reflect retrospective push-down accounting adjustments for VantageSouth.

Note 2 - Balances for ECB are as of June 30, 2012 and are adjusted to reflect pro forma purchase accounting adjustments.

Audited financial statements are available for Rowan for the year ended December 31, 2010. Additionally, as noted above, Rowan's financial information is included in VantageSouth's audited financial statements for the period from April 19, 2011 through December 31, 2011 and in its unaudited interim period financial statements as of and for the six months ended June 30, 2012.

Since Rowan was material to VantageSouth, we understand that the Staff believes that the Rowan financial statements for the period from January 1, 2011 through April 18, 2011 should be audited and included in the filing in order to meet the requirements of Item 3-05 of Regulation S-X, as interpreted through the Division of Corporation Finance Training Manual Section 2005.5 and Telephone Interpretation H.3. However, an audit of the financial statements for the period from January 1, 2011 through April 18, 2011 will be an unreasonable burden to obtain if it is even possible.

Request for Waiver

As you may be aware, Capitol Bancorp is currently operating under a Chapter 11 pre-packaged bankruptcy plan. Due to regulatory pressures, over the last two to three years, Capitol has divested itself of many of its bank holdings. At December 31, 2008, Capitol Bancorp held 64 banks in 11 Regions around the United States. Despite repeated attempts to obtain the books and records of Rowan from Capitol Bancorp for the period from January 1, 2011 through April 18, 2011, Capitol Bancorp has not been responsive. Crescent's auditors, Dixon Hughes Goodman, LLP, have indicated that they cannot complete an unqualified audit of this period without Capitol Bancorp's cooperation.

We do not believe that the absence of an audit for this period will be misleading to investors for the following reasons:

- Audited financial statements of Rowan can be provided separately for the year ended December 31, 2010, and the period from April 19, 2011 through December 31, 2011 will be included in VantageSouth's combined audited financial statements. Unaudited financial statements of Rowan will be provided for the period from January 1, 2011 through April 18, 2011.
- Piedmont applied purchase accounting to the Rowan assets acquired and liabilities assumed at the date of acquisition. In connection with the audit of the combined financial statements of VantageSouth for the year ended December 31, 2011,Dixon Hughes Goodman, LLP, applied certain audit procedures related to those balances.
- The operating income for the period from January 1, 2011 through April 18, 2011 reflects the operations of Rowan while it was still owned by Capitol Bancorp, as well as Capitol Bancorp's basis of accounting, including management estimates and judgment of management selected by Capitol Bancorp.
- While Rowan itself was not considered a troubled financial institution, its holding company prior to the Piedmont acquisition was under much regulatory scrutiny and many of its sister banks were operating under supervisory agreements. We believe this fact has contributed to our inability to obtain the books and records for the period January 1, 2011 through April 18, 2011 and thus creates a significant hardship for us to provide audited financial statements for that period.
- While Rowan was significant when compared with VantageSouth, it was not significant to Crescent, nor is it significant to the combined Crescent/VantageSouth financial statements.
- Management of Crescent intends to expand the operations of the Company through additional acquisitions. For example, the acquisition of East Carolina Bank is contemplated as discussed in the amended proxy filing. Thus, Rowan becomes even less significant to the decision of the minority Crescent shareholders.

Crescent is anxious to complete the merger with VantageSouth prior to December 1, 2012 which is the date that the Company is scheduled for a systems conversion. The conversion date is scheduled with Crescent's outsourced provider, FIS, and missing the December 1 conversion date will result in the permanent loss of over $500,000 of expenses. As noted in the Proxy Statement, Crescent's regulators have encouraged the VantageSouth merger, and Crescent believes completing the VantageSouth merger will help facilitate regulatory approval of potential future acquisitions.

In light of the Company's desire to provide shareholders with as much time as practicable to consider the merger with VantageSouth, as well as the need to complete such merger prior to December 1, 2012, the Company requests expedited consideration of this waiver request. The Company will make itself available for a meeting to discuss with the staff, if so desired.

Thank you for your consideration of our waiver request. Please do not hesitate to call me at 919-659-9014 if you have any questions.

Sincerely,

D. Therit

David Therit
Senior Vice President and Principal Accounting Officer

cc:
Patricia Woodbury, F T I Consulting
Robert Klingler, Bryan Cave LLP
Jesse Respess, Dixon Hughes Goodman, LLP
Terry Earley, CFO, Crescent Financial Bancshares, Inc.
Jonathan Hornaday, Corporate Secretary, Crescent Financial Banchsares, Inc.